Exhibit 99.(a)(6)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

800-522-5465

Investor.Relations@aberdeenplc.com

ABRDN JAPAN EQUITY FUND, INC. (JEQ) ANNOUNCES

COMMENCEMENT OF 50% CASH TENDER OFFER

(Philadelphia, August 1, 2025) – abrdn Japan Equity Fund, Inc. (NYSE: JEQ), a diversified management investment company, announced today the commencement of the previously disclosed cash tender offer to purchase up to 7,072,985 shares, representing approximately 50% of the Fund’s outstanding shares, at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day immediately following the expiration date of the tender offer (the “Tender Offer”). The Tender Offer commences at 12:01 am, August 1, 2025, and will expire at 5:00 p.m. New York City time on September 2, 2025, unless otherwise extended. It is expected that the payment of the Tender Offer proceeds will be made as soon as practicable after the September 2, 2025 expiration date of the Tender Offer. The payment date is currently estimated to be on or about September 12, 2025, unless the expiration date is otherwise extended.

Additional terms and conditions of the Tender Offer are set forth in the Fund’s Tender Offer materials. If more than 7,072,985 Shares are duly tendered for purchase pursuant to the Tender Offer, the Fund will first purchase shares tendered by any stockholders who own, beneficially or of record, an aggregate of not more than 99 Shares – an “odd lot” – and who tenders all such shares, and then purchase the remaining offer amount on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Shares). The Fund does not intend to increase the number of Shares offered for purchase, even if more than 7,072,985 Shares are tendered by all stockholders in the aggregate.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares on or about August 1, 2025. Stockholders who do not receive these materials may call EQ Fund Solutions, LLC, the Fund’s information agent for this tender (the “Information Agent”) at (800) 284-7175 to request that materials be sent to them. Stockholders may obtain further information regarding the Tender Offer on the U.S. Securities and Exchange Commission website at http://www.sec.gov, on the Fund’s website or by calling 1-800-522-5465.

The Tender Offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Stockholders should read these documents carefully. Inquiries regarding this Tender Offer should be directed to the Fund’s Information Agent at (800) 284-7175. The offer to purchase will not be valid in any jurisdiction in which making or accepting the offer to purchase would violate the laws of that jurisdiction.

Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the U.S. Securities and Exchange Commission (“SEC”).

STOCKHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Documents filed with the SEC are available to investors, free of charge, at the SEC’s website (http://www.sec.gov). Stockholders can also obtain copies of these documents, when available, free of charge, by contacting abrdn Inc., 1900 Market Street, Suite 200, Philadelphia, PA 19103, by calling 1-800-522-5465 toll-free or on the Internet at https://www.aberdeeninvestments.com/en-us/investor/funds/view-all-funds/. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

The Fund’s daily NYSE closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at https://www.aberdeeninvestments.com/en-us/investor/funds/view-all-funds/ or by calling the Fund’s Investor Services at 1-800-522-5465.

abrdn Inc. has prepared this report based on information sources believed to be accurate and reliable. However, neither the Fund, abrdn Asia Limited (the Investment Manager), nor any other person guarantees their accuracy. Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information.

In the United States, abrdn is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

Closed-End Funds | Aberdeen

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